

10035994

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46776

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRW CAPITAL CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 VERMONT AVENUE NW
(No. and Street)

WASHINGTON (City) DISTRICT OF COLUMBIA (State) 20005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LENDE WASHINGTON 212-425-7790
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE (Address) DEER PARK (City) NEW YORK (State) 11729 (Zip Code)

Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LENDE WASHINGTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRW CAPITAL CORP, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

District of Columbia
The foregoing instrument was acknowledged before me this 25th day of Feb 2010
by [illegible]
Notary Public, D.C.
My commission expires Mar 30, 2010

Notary Public

[Signature]
Signature

Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRW CAPITAL CORP.

STATEMENT OF INCOME and RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2009

Revenue:	
Rebate Income	$ 93,330
Interest & Dividends	1,042
(Loss)on Sale of Securities	(551)
Other Income	60,917
	154,738
Expenses	192,918
Net Income (Loss) Before Taxes	(38,180)
Retained Earnings (Deficit) - Beginning of the year	(244,997)
Retained Earnings - End of the year	$ (283,177)

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net Income (Loss)	$(38,180)
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in due from broker	(4,594)
(Increase) Decrease in prepaid expenses	(133)
(Increase) Decrease in advances	1,500
(Increase) decrease in loans receivable	16,048
Increase Decrease in due to broker	2,420
Increase (Decrease) in accrued Expenses	2,203
Net cash (used in) operating activities	(20,736)
Cash Flows from Investing Activities:	
(Increase) in market value of securities	(305)
Net cash (used in) investing activities	(305)
Net (Decrease) Increase in cash	(21,041)
Cash at beginning of year	127,917
Cash at end of year	$ 106,876

"See Accompanying Notes and Accountants' Report"